Filed Pursuant to Rule 433

Registration No. 333-250081

May 5, 2023

KRAFT HEINZ FOODS COMPANY

Pricing Term Sheet

€600,000,000 Floating Rate Senior Notes due 2025

Issuer:	Kraft Heinz Foods Company

Guarantor:	The Kraft Heinz Company

Ratings*:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)

Distribution:	SEC Registered

Principal Amount:	€600,000,000

Trade Date:	May 5, 2023

Settlement Date:	May 10, 2023; T+3**

Maturity Date:	May 9, 2025

Interest Payment and Reset Dates:	Quarterly in arrears on February 9, May 9, August 9 and November 9 of each year, beginning on August 9, 2023

Interest Rate Basis and Base Rate Spread:	Three-month EURIBOR plus 50 basis points, reset quarterly

Method of Calculation:	Actual / 360

Initial Base Rate:	Three-month EURIBOR in effect on May 8, 2023 (the second “T2 Day” immediately prior to the Settlement Date)

Price to Public:	100% of principal amount

Optional Redemption:

On, and only on, May 24, 2024, the Issuer may redeem all or part of the Notes at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, together with accrued and unpaid interest thereon, if any, to, but excluding, the date fixed for redemption.

The Issuer may redeem all but not part of the Notes if, at any time, as a result of certain United States tax law changes, the Issuer would be required to pay additional mounts on the Notes (as described below), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest on thereon to, but excluding, the date fixed for redemption, and any such additional amounts owed with respect thereto.

Notice of any such optional redemption described above will be delivered to each holder of the Notes to be redeemed at least 10, but not more than 60, days prior to the applicable redemption date.

Additional Amounts	If any taxes imposed by the United States are required to be withheld or deducted in respect of any payment made under or with respect to the Notes or the guarantee thereof, the Issuer (or the Guarantor, if applicable) will, subject to certain exceptions and limitations, pay additional amounts as is necessary in order that the net amounts received in respect of such payments by each beneficial owner who is not a “United States person” after such withholding or deduction (including any withholding or deduction in respect of such additional amounts) will equal the amounts which would have been received in respect of such payments on the Notes or guarantee thereof in the absence of such withholding or deduction.

Change of Control	Upon a change of control and relating ratings event, the Issuer will be required to offer to repurchase the Notes at a purchase price equal to 101% of the aggregate principal amount of the Notes to be repurchased, together with accrued and unpaid interest thereon, if any, to, but excluding, the date fixed for such repurchase, except to the extent the Issuer has exercised any of its optional redemption rights as described above.

Calculation Agent:	Deutsch Bank AG, London Branch

Listing:	We intend to apply to list the Notes on The Nasdaq Bond Exchange.

CUSIP:	50077L BK1

ISIN:	XS2622214745

Common Code:	262221474

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:

Deutsche Bank AG, London Branch

Barclays Bank plc

Citigroup Global Markets Limited

J.P. Morgan Securities plc

Merrill Lynch International

Morgan Stanley & Co. International plc

RBC Europe Limited

Wells Fargo Securities International Limited

Senior Co-Managers:

Banco Santander, S.A.

BNP Paribas

Crédit Agricole Corporate and Investment Bank

Credit Suisse International

Goldman Sachs & Co. LLC

HSBC Bank plc

Mizuho International plc

MUFG Securities EMEA plc

SMBC Nikko Capital Markets Limited

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

Co-Managers:	Citizens Capital Markets, Inc. Commerzbank Aktiengesellschaft Coöperatieve Rabobank U.A. ING Bank N.V. Belgian Branch Intesa Sanpaolo S.p.A.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect to deliver the Notes against payment for the Notes on or about May 10, 2023 which is the third business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the date of delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

*****

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Deutsche Bank AG, London Branch toll free at 1-800-503-4611.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive (EU) 2014/65 (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.